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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2009

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6-K

for the quarter
ended March 31 of
Fiscal Year 2009

ITEM 1. FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS—U.S. GAAP

MARCH 31, 2009 AND DECEMBER 31, 2008

	March 31, 2009 (Unaudited)	March 31, 2009 (Unaudited)	December 31, 2008 (Audited)
	(Thousands of US dollars)(1)	(Thousands of Euro)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$301,035	€227,008	€288,450
Marketable securities	642	484	23,550
Accounts receivable—net	908,796	685,315	630,018
Sales and income taxes receivable	183,712	138,536	151,609
Inventories—net	769,468	580,249	570,987
Prepaid expenses and other	218,464	164,742	144,054
Deferred tax assets—current	161,281	121,620	131,907

Total current assets	2,543,398	1,917,954	1,940,575

PROPERTY, PLANT AND EQUIPMENT—net	1,587,303	1,196,971	1,170,698

OTHER ASSETS
Goodwill	3,716,161	2,802,323	2,694,774
Intangible assets—net	1,678,092	1,265,434	1,234,030
Investments	7,501	5,657	5,503
Other assets	225,247	169,857	176,199
Deferred tax assets—non-current	121,548	91,658	83,447

Total other assets	5,748,549	4,334,929	4,193,952

TOTAL ASSETS	$9,879,251	€7,449,854	€7,305,225

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	$452,492	€341,220	€432,465
Current portion of long-term debt	524,583	395,583	286,213
Accounts payable	520,422	392,446	398,080
Accrued expenses:
• payroll and related	196,089	147,869	131,630
• customers' right of return	46,208	34,845	31,363
• other	345,085	260,225	259,153
Income taxes payable	23,962	18,069	18,353

Total current liabilities	2,108,841	1,590,258	1,557,255

LONG-TERM DEBT	3,253,763	2,453,633	2,519,289
LIABILITY FOR TERMINATION INDEMNITIES	72,829	54,920	55,522
DEFERRED TAX LIABILITIES—NON-CURRENT	324,502	244,704	233,551
OTHER LONG-TERM LIABILITIES	540,206	407,364	385,687
Total liabilities	6,300,140	4,750,879	4,751,304

COMMITMENTS AND CONTINGENCIES
EQUITY
Capital stock par value Euro 0.06—463,498,133 and 463,368,233 ordinary shares authorized and issued at March 31, 2009 and December 31, 2008, respectively; 457,063,347 and 456,933,447 shares outstanding at March 31, 2009 and December 31, 2008, respectively	36,879	27,810	27,802
Additional paid-in capital	404,682	305,167	301,529
Retained earnings	3,806,289	2,870,288	2,789,894
Accumulated other comprehensive loss	(642,005)	(484,133)	(542,646)

Total	3,605,841	2,719,132	2,576,580
Less—treasury shares at cost; 6,434,786 shares at March 31, 2009 and December 31, 2008	92,810	69,987	69,987

Total Luxottica Group stockholders' equity	3,513,031	2,649,145	2,506,593

Noncontrolling interest	66,080	49,830	47,328

TOTAL EQUITY	3,579,111	2,698,975	2,553,921

TOTAL	$9,879,251	€7,449,854	€7,305,225

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3261 on March 31, 2009 (see Note 5).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME—U.S. GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (UNAUDITED)

	2009	2009	2008
	(Thousands of US dollars)(1)(2)	(Thousands of Euro)(2)

NET SALES	$1,740,286	€1,312,334	€1,398,703
COST OF SALES	599,462	452,049	472,565

GROSS PROFIT	1,140,824	860,285	926,138

OPERATING EXPENSES:
Selling and advertising	734,066	553,553	560,867
General and administrative	199,002	150,066	158,215

Total	933,068	703,618	719,081

INCOME FROM OPERATIONS	207,756	156,667	207,057

OTHER INCOME (EXPENSE):
Interest income	2,657	2,004	2,941
Interest expense	(38,022)	(28,672)	(34,356)
Other—net	(2,332)	(1,759)	(5,173)

Other income (expense)—net	(37,698)	(28,427)	(36,589)

INCOME BEFORE PROVISION FOR INCOME TAXES	170,058	128,239	170,469
PROVISION FOR INCOME TAXES	57,733	43,536	59,664

NET INCOME	112,325	84,703	110,805
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	5,714	4,309	7,099

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	$106,611	€80,394	€103,705

BASIC EARNINGS PER SHARE (ADS):	$0.23	€0.18	€0.23

FULLY DILUTED EARNINGS PER SHARE (ADS):	$0.23	€0.18	€0.23

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic		457,031.8	456,360.6
Diluted		457,079.0	459,711.6

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3261 on March 31, 2009 (see Note 5).

(2)
Amounts in thousands except per share data.

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME—U.S. GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (UNAUDITED)

	2009	2009	2008
	(Thousands of US dollars)(1)	(Thousands of Euro)

NET INCOME	112,325	84,703	110,805
Other comprehensive income, net of taxes
Adjustment to pension liability, net of taxes	772	582	265
Change in fair value of derivative instruments, net of taxes	(562)	(424)	(20,028)
Translation adjustment	75,738	57,113	(110,445)
Unrealized gain on available for sale securities, net of taxes			(1)
Comprehensive income	188,273	141,974	(19,404)

Comprehensive income attributable to noncontrolling interest	(4,067)	(3,067)	(1,538)

Comprehensive income attributable to the Group	184,206	138,907	(20,942)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3261 on March 31, 2009 (see Note 5).

See Condensed Notes to Consolidated Financial Statements

STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY—U.S. GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2009 (UNAUDITED)

	Luxottica Group Stockholders
	Common Stock
			Additional Paid-in Capital		Accumulated Other Comprehensive Loss				Total Consolidated Equity
	Number of Shares	Amount		Retained Earnings		Treasury Shares	Noncontrolling Interest	Comprehensive Income
	(Thousands of Euro)

BALANCES, January 1, 2009	463,368,233	27,802	301,529	2,789,894	(542,646)	(69,987)	47,328		2,553,921
Exercise of stock options	129,900	8	1,229						1,237
Translation adjustment					58,355		(1,242)	57,113	57,113
Non-cash stock-based compensation			2,409						2,409
Adjustment to pension liability, net of taxes					582			582	582
Change in fair value of derivative instruments, net of taxes					(424)			(424)	(424)
Dividends declared							(565)		(565)
Net income				80,394			4,309	84,703	84,703
Comprehensive income

BALANCES, March 31, 2009	463,498,133	27,810	305,167	2,870,288	(484,133)	(69,987)	49,830	141,974	2,698,975

Comprehensive income
(Thousands of US dollars)(1)
BALANCES, March 31, 2009	$463,498,133	$36,879	$404,682	$3,806,289	$(642,009)	$(92,810)	$66,080	$188,273	$3,579,111

(Thousands of US dollars)(1)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3261 on March 31, 2009 (see Note 5).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (UNAUDITED)

	2009	2009	2008
	(Thousands of US dollars)(1)	(Thousands of Euro)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$112,325	€84,703	€110,804

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Non-cash stock-based compensation	3,195	2,409	11,692
Depreciation and amortization	96,695	72,917	68,263
Deferred income taxes	11,209	8,453	(28,050)
Net loss on assets sales and other	5,055	3,812	917
Termination indemnities matured during the period—net	(831)	(626)	60
Changes in operating assets and liabilities, net of acquisitions of businesses:
Accounts receivable	(60,019)	(45,260)	(118,835)
Prepaid expenses and other	(6,586)	(4,966)	(6,144)
Inventories	2,041	1,539	13,298
Accounts payable	(12,122)	(9,141)	(54,148)
Accrued expenses and other	39,867	30,064	16,642
Accrual for customers' right of return	3,504	2,642	2,726
Income taxes payable	(1,197)	(903)	42,138

Total adjustments	80,810	60,938	(51,441)

Net cash provided by operating activities	$193,134	€145,641	€59,363

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3261 on March 31, 2009 (see Note 5).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (UNAUDITED)

	2009	2009	2008
	(Thousands of US dollars)(1)	(Thousands of Euro)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions(2)	$(69,715)	€(52,571)	€(72,595)
Purchases of businesses, net of cash acquired	(920)	(694)	(1,926)
Increase in intangible assets	(1,612)	(1,215)	(433)

Net cash used in investing activities	(72,246)	(54,480)	(74,954)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	711,303	536,387	125,000
Repayments	(806,538)	(608,203)	(215,224)
(Decrease)/Increase in overdraft balances	(117,956)	(88,950)	35,320
Exercise of stock options	1,640	1,237	1,777
Dividends	(749)	(565)

Net cash (used in)/provided by financing activities	(212,300)	(160,093)	(53,127)

CHANGE IN CASH AND CASH EQUIVALENTS	(91,412)	(68,933)	(68,717)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	382,514	288,450	302,894
Effect of exchange rate changes on cash and cash equivalents	9,933	7,490	(14,768)

CASH AND CASH EQUIVALENTS, END OF PERIOD	$301,035	€227,008	€210,410

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$38,865	€29,308	€32,777
Cash paid during the period for income taxes	$23,919	€18,037	€17,412
Property and equipment purchases in accounts payable	$5,025	€3,789	€3,781

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3261 on March 31, 2009 (see Note 5).

(2)
Additions, excluding the change in accounts payable related to Property, Plant & Equipment, are Euro 44.6 million and Euro 49.7 million as of March 31, 2009 and 2008 respectively.

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.  BASIS OF PRESENTATION

        The accompanying consolidated balance sheet as of March 31, 2009 and the related statements of consolidated income and cash flows for the three months ended March 31, 2009 and 2008, the statement of consolidated comprehensive income for the three months ended March 31, 2009 and 2008 and the statement of consolidated stockholders' equity for the three months ended March 31, 2009 of Luxottica Group S.p.A. (the "Company", and together with its subsidiaries the "Group") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information and are derived from unaudited financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of March 31, 2009 and 2008 and for the three months ended March 31, 2009 and 2008, have been made.

        The interim consolidated financial statements should be read in conjunction with the Group's audited consolidated financial statements as of and for the year ended December 31, 2008. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accounting policies have been consistently applied by the Group and are consistent with those applied in the Group's annual report on Form 20-F for its fiscal year ended December 31, 2008. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of the operating results for the full year.

        The December 31, 2008 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Group believes that the disclosures are adequate to make the information presented not misleading.

2.  INVENTORIES

        Inventories consisted of the following (in thousands of Euro):

	March 31, 2009	December 31, 2008

Raw materials and packaging	€110,096	€112,693
Work in process	49,620	48,013
Finished goods	504,252	475,369
Less: inventory obsolescence reserves	(83,719)	(65,088)

Total	€580,249	€570,987

3.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

4.  STOCK OPTION AND PERFORMANCE PLANS

        Options to purchase an aggregate of 23,311,700 ordinary shares of the Group were outstanding at March 31, 2009. Outstanding options granted under the Group's Stock Option Plans (9,961,700 ordinary

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

4.  STOCK OPTION AND PERFORMANCE PLANS (Continued)

shares) become exercisable in either three equal annual installments, two equal installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. All options expire on or before March 14, 2017. During the first three months of 2009, 129,900 options were exercised.

        Performance-based options granted in 2004 under the 2004 Stock Option Plan (1,000,000 ordinary shares) became exercisable on January 31, 2007. During the first three months of 2009, no options from this grant were exercised.

        On September 14, 2004, the Group announced that its majority stockholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Group's authorized and issued share capital, to a stock option plan for top management of the Group. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During the first three months of 2009, no options from this grant were exercised.

        Performance-based options from two grants in July 2006 under the 2006 Stock Option Plan (grants of 9,500,000 and 3,500,000 ordinary shares, respectively) vest and become exercisable only if certain economic objectives are met. During 2008, 100,000 options were forfeited.

        In May 2008, a Performance Shares Plan for top managers within the Group as identified by the Board of Directors of the Group (the "Board") (the "2008 PSP") was adopted. The 2008 PSP is intended to strengthen the loyalty of the Group's key employees and to recognize their contribution to the Group's success on a medium-to long-term basis. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain Group performance targets to be determined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP's beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. On May 13, 2008, the Board granted 1,203,600 rights to receive ordinary shares. As of March 31, 2009 there were 1,149,600 options outstanding.

5.  U.S. DOLLAR CONVENIENCE TRANSLATION

        The consolidated financial statements presented in Euro as of and for the three months ended March 31, 2009 are also translated into U.S. dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.3261 as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at March 31, 2009. Such translations should not be construed as representations that Euro amounts could be converted into U.S. dollars at that or any other rate.

6.  INCOME TAXES

        The Company provides for tax uncertainties in accordance with Financial Accounting Interpretation no. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109". FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

6.  INCOME TAXES (Continued)

related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 is applied to all existing tax positions for all open tax periods as of the date of adoption.

        The aggregate unrecognized tax benefit as of March 31, 2009 is Euro 59.8 million (Euro 58.1 million as of December 31, 2008). The Group does not anticipate the unrecognized tax benefits to change significantly in the twelve-month period ending March 31, 2010.

        The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Group's accrual for penalties and interest related to the uncertain tax benefits noted above, during the three-month period ended March 31, 2009 and 2008, were immaterial. As of March 31, 2009, the Group has recognized a liability for penalties of approximately Euro 3.5 million (Euro 3.6 million as of December 31, 2008) and interest of approximately Euro 8.5 million (Euro 7.5 million as of December 31, 2008).

        The Group's major tax jurisdictions consist of Italy, U.S. Federal and Australia. As of March 31, 2009, tax years that remain subject to examination by the relevant tax authorities are as follows:

Italy	2004 to present
U.S. Federal	2005 to present
Australia	2005 to present

7.  SEGMENTS AND RELATED INFORMATION

        The Group operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

        The following tables summarize the segmental information deemed essential by the Group's management for the purpose of evaluating the Group's performance and for making decisions about future allocations of resources.

        Following several changes over recent years within Luxottica Group's organizational structure described below, Management has decided, beginning in 2009, to use a different methodology to review the results of each segment for performance evaluation purposes. In particular, the main changes regarded:

  •
  the recent integration of Oakley, which, on one hand, has increased significantly the volume of inter-company transactions from the Manufacturing and Wholesale to the Retail segment, but, on the other hand, has diminished the significance of those transactions for evaluating the performance of the Manufacturing and Wholesale segment;

  •
  the increased use of full profitability measures (i.e. adding manufacturing profit to the retail profit) when making decisions regarding product and brand allocation within the Retail Distribution segment.

        Therefore it is the opinion of Management that, for 2009, the prior method for reporting disaggregated information by business segment could not be fully aligned with the current way used to review the information. Accordingly, in 2009 and in compliance with SFAS 131 requirements, the Segment Reporting information will change as described below.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

7.  SEGMENTS AND RELATED INFORMATION (Continued)

        Net sales and income from operations for each reporting segment is calculated as follows:

  1.
  Manufacturing and Wholesale Distribution:

  •
  Net Sales will include sales to third-party customers only; inter-company sales to the Retail Distribution segment will not be included;

  •
  Therefore, Income from Operations will be related to net sales to third-party customers only; the so-called "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment will not be included in this segment;

  2.
  Retail:

  •
  Net sales to the retail consumers are included;

  •
  Income from Operations will be related to the retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, therefore including the so-called "manufacturing profit" of those sales, no longer reported under the Manufacturing and Wholesale Distribution segment's income from operations;

  3.
  The Inter-Segment Transactions and Corporate Adjustments column was modified as follows:

  •
  Net sales will become inapplicable, since there will be no inter-company sales between the segments. The sum of third-party wholesale sales and retail sales will match the consolidated net sales figures;

  •
  Income from operations will be the sum of the following two different effects, since the profit-in-stock will not be required to be eliminated in consolidation:

  a)
  corporate costs not allocated to a specific segment;

  b)
  amortization of acquired intangible assets.

(In thousands of Euro) Three months ended March 31,	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-Segment Transactions and Corporate Adjustments	Consolidated

2009
Net sales	501,569	810,765		1,312,334
Income from Operations	105,280	83,581	(32,194)	156,667
Total assets	1,976,862	1,171,210	4,301,781	7,449,854
2008 adjusted
Net sales	619,561	779,142		1,398,703
Income from Operations	156,732	84,482	(34,157)	207,057
Total assets	2,033,559	988,824	3,820,717	6,843,101
2008 as previously reported
Net sales	712,264	779,142	(92,702)	1,398,703
Income from Operations	172,765	67,305	(33,013)	207,057
Total assets	2,819,504	1,617,373	2,406,224	6,843,101

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

8.  COMMITMENTS AND CONTINGENCIES

        The Group becomes involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain proceedings, as disclosed in the Group's Annual Report on Form 20-F for the year ended December 31, 2008, could have a material adverse effect on the Group's business, financial position or future operating results. It is the opinion of management that the Group has meritorious defenses against such claims, which the Group will vigorously pursue.

9.  NEW ACCOUNTING PRONOUNCEMENTS

        In December 2007, SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51" was issued and became effective for the Company as of January 1, 2009. This statement requires specific presentation for the noncontrolling interest in a consolidated subsidiary equity and operations to be reported. Pursuant to the transition provisions of SFAS No. 160, the Company retrospectively applied the presentation and disclosure requirements.

10.  SUBSEQUENT EVENTS

        In May 2009, the Company and Multiopticas Internacional S.L. ("MISL"), entered into an agreement pursuant to which the Company will acquire a 40 percent participation in MISL. MISL currently owns over 390 eyewear stores operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia. The transaction is expected to close around the end of June 2009. Please see "Recent Developments" for further information.

        In May 2009, the Board of Directors authorized the reassignment of new options to employees who are currently beneficiaries of the stock option grants granted in 2006 and 2007 whose exercise price, considering present market conditions and the financial crisis, was significantly higher than the present market price and, therefore, undermining the performance incentives that typically form the foundation of these plans. The Board of Directors therefore approved the grant of new options to the beneficiaries of the abovementioned stock option grants, which will be exercisable upon vesting, at an exercise price that was determined pursuant to the provisions of the 2001 and 2006 Stock Option Plans.

ITEM 2. COMMENTS ON FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

        The following discussion should be read in conjunction with the disclosure contained in our Annual Report on Form 20-F for the year ended December 31, 2008, which contains, among other things, a discussion of the risks and uncertainties that could affect our future operating results or financial condition, as well as our significant accounting policies.

OVERVIEW

        We are a leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear operating in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brands and designer lines of mid- to premium-priced prescription frames and sunglasses, and with the acquisition of Oakley, Inc. ("Oakley") in November 2007, we became a designer, manufacturer and worldwide distributor of performance optics products. Through our retail operations, as of March 31, 2009, we owned and operated 5,649 retail locations worldwide and franchised or licensed an additional 547 locations principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical). At March 31, 2009, our retail operations by geographic region and significant trade names were as follows:

Geographic region	Retail brand	Number of corporate store locations	Number of franchised or licensed locations	Primary product

North America	LensCrafters	962		Prescription
	Pearle Vision	417	375	Prescription
	Sunglass Hut	1562		Sun
	ILORI	18		Sun
	Sunglass Icon	99	11	Sun
	The Optical Shop of Aspen	24		Prescription
	Oliver Peoples	5	1	Prescription/Sun
	Oakley "O" Stores and Vaults	99		Sun/Apparel
	Licensed Brands:
	Sears Optical	878		Prescription
	Target Optical	331		Prescription

Asia-Pacific	OPSM	319		Prescription
	Laubman & Pank	130		Prescription
	Budget Eyewear	76	13	Prescription
	Sunglass Hut	203	3	Sun
	Bright Eyes	49	92	Sun
	Oakley "O" Stores and Vaults	15	1	Sun/Apparel
	Oliver Peoples		1	Prescription/Sun

China and Hong Kong	LensCrafters	175		Prescription
	Sunglass Hut	6		Sun
	Other Brands	65		Prescription

Europe	Sunglass Hut	81		Sun
	Oakley "O" Stores and Vaults	11	5	Sun/Apparel
	David Clulow	64	5	Prescription/Sun

Africa and Middle East	Sunglass Hut		33	Sun
	Oakley "O" Stores and Vaults		1	Sun/Apparel

Geographic region	Retail brand	Number of corporate store locations	Number of franchised or licensed locations	Primary product

South Africa	Sunglass Hut	56		Sun
	Oakley "O" Stores and Vaults	2		Sun/Apparel

Central and South America	Oakley "O" Stores and Vaults	2	6	Sun/Apparel

        Our net sales include direct sales of finished products manufactured under our house brands or our designer lines to opticians and other independent retailers through our wholesale distribution channels and sales directly to consumers through our retail businesses.

        Demand for our products is largely dependent on the discretionary spending power of the consumers in the markets in which we operate, as well as on our ability to offer products that meet the ever changing tastes of the mid to high-end consumers.

        Our results of operations, which are reported in Euro, are subject to currency rate fluctuations particularly between the Euro and the U.S. dollar due to our significant U.S. business. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.4976 in the first three months of 2008 to Euro 1.00 = U.S. $1.3029 in the first three months of 2009. Additionally, our results of operations are also susceptible to currency rate fluctuations between the Euro and the Australian dollar ("AUD"), due to our large retail presence in Australia. The Australian dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = AUD 1.6533 in the first three months of 2008 to Euro 1.00 = AUD 1.9648 in the first three months of 2009. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have impacted our reported revenues and net income during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact our reported financial results in the future.

The Oakley Merger

        On November 14, 2007, we completed the merger with Oakley, for a total purchase price of approximately U.S.$2.1 billion. In accordance with the terms of the merger agreement, Oakley's outstanding shares of common stock were converted into the right to receive U.S.$29.30 per share in cash and Oakley became an indirect wholly-owned subsidiary of Luxottica. The merger was accounted for as a business combination for accounting purposes.

        In connection with the acquisition, we increased our outstanding debt by approximately U.S. $2.2 billion.

        Since the consummation of the acquisition, we have begun to implement our strategic integration plan with respect to Oakley. We immediately launched a full portfolio of project tasks, with specific objectives, dedicated joint teams and designated accountabilities to address key integration and synergy areas, with direct significant involvement of our top management.

        We expect that our integration with Oakley will result in synergies in the following areas:

  •
  international wholesale development;

  •
  developments related to specific brands (especially Revo and Arnette);

  •
  sourcing retail operations synergies in the key markets of North America and Asia-Pacific; and

  •
  general and administrative expenses.

        Currently, all integration project activities are proceeding substantially according to the plan. In particular, specific integration tasks have been completed, including the integration of the retail operations in North America, the integration of the Oakley dedicated sales force and marketing within the Luxottica commercial infrastructure in selected European countries and joint sourcing initiatives, while others are in the implementation or detailed planning phase and are expected to be executed within the planned timeframe.

        We expect that the transaction will result in operating synergies, driven by revenue growth and efficiencies. We are currently on schedule to realize the initial estimate of efficiencies.

        The primary factors that may influence our ability to execute our integration plans and realize the anticipated cost savings include:

  •
  difficulty in integrating the newly-acquired business and operations in an efficient and effective manner;

  •
  inability to achieve strategic objectives, cost savings and other benefits from the acquisition;

  •
  the loss of key employees of the acquired business;

  •
  the diversion of the attention of senior management from our operations;

  •
  liabilities that were not known at the time of acquisition or the need to address tax or accounting issues;

  •
  difficulty integrating Oakley's human resources systems, operating systems, inventory management systems, and assortment planning systems with our systems; and

  •
  the cultural differences between our organization and Oakley's organization.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in our statements of consolidated income (in thousands of Euro).

	Three months ended March 31,

	2009	%	2008	%

Net sales	€1,312,334	100.0	€1,398,703	100.0
Cost of sales	452,049	34.4	472,565	33.8

Gross profit	860,285	65.6	926,138	66.2
Selling and advertising expense	553,553	42.2	560,867	40.1
General and administrative expense	150,066	11.4	158,215	11.3

Income from operations	156,667	11.9	207,057	14.8
Other income (expense)—net	(28,427)	2.2	(36,589)	2.6

Income before provision for income taxes	128,239	9.8	170,469	12.2
Provision for income taxes	43,536	3.3	59,664	4.3
Net income	84,703	6.5	110,805	7.9
Less: Net income attributable to noncontrolling interest	4,309	0.3	7,099	0.5

Net income attributable to Luxottica Group Stockholders	€80,394	6.1	€103,705	7.4

        Net Sales.    Net sales decreased by Euro 86.4 million, or 6.2 percent, to Euro 1,312.3 million for the first three months of 2009 from Euro 1,398.7 million for the same period in 2008. Euro 118.0 million of such decrease is attributable to the decreased sales of the manufacturing and wholesale distribution segment for the three months ended March 31, 2009 compared to the same period in 2008, partially offset by the increased sales of the retail distribution segment of Euro 31.7 million including the positive effects of currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular due to a stronger U.S. dollar compared to the Euro, which increased net sales by Euro 75.5 million, primarily in the retail distribution segment.

        Net sales for the retail distribution segment increased by Euro 31.7 million, or 4.1 percent, to Euro 810.8 million for the first three months of 2009 from Euro 779.1 million for the same period in 2008. The increase in net sales for the period, is primarily attributable to the strengthening of the U.S. dollar against the Euro, which increased net sales for the period by Euro 71.0 million, but was partially offset by a 6.9 percent decrease in same-store sales of the North American retail operations.

        Net sales to third parties in the manufacturing and wholesale distribution segment decreased by Euro 118.0 million, or 19.0 percent, to Euro 501.6 million for the first three months of 2009 from Euro 619.6 million for the same period in 2008. This decrease was mainly attributable to decreased sales of most of the designers brands, partially offset by increased sales of our Oakley brand. These sales volume decreases occurred in all our key markets. These negative effects were partially offset by positive currency fluctuations, in particular due to a stronger U.S. dollar compared to the Euro, which caused an increase in net sales to third parties in the manufacturing and wholesale distribution segment of Euro 4.7 million.

        During the first three months of 2009, net sales in the retail distribution segment accounted for approximately 61.8 percent of total net sales compared to approximately 55.7 percent of total net sales for the same period in 2008. This increase in the net sales as a percentage of total net sales for the retail distribution segment is primarily attributable to: (i) a 19.0 percent decrease in net sales to third parties in our manufacturing and wholesale distribution segment compared to the same period in 2008 and (ii) positive currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment because of the heavy concentration of our retail business in North America where the Euro is not the functional currency.

        During the first three months of 2009, net sales to third parties in our manufacturing and wholesale distribution segment in Europe was Euro 273.4 million, comprising 54.5 percent of our total net sales in this segment compared to Euro 361.4 million during the same period in 2008, or 58.3 percent of total net sales. The decrease of Euro 88.0 million in the first three months of 2009 compared to the same period in 2008, constituted a 24.4 percent decrease in net sales to third parties in Europe, due to the global financial crisis that caused reduced consumer demand in this market. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $157.8 million in U.S. dollar terms and comprised 24.1 percent of our total net sales in this segment for the first three months of 2009, compared to U.S. $188.0 million for the same period in 2008, or 20.3 percent of total net sales. The decrease of U.S. $30.2 million in the first three months of 2009 compared to the same period in 2008, constituted a decrease, in U.S. dollars, of 16.1 percent in net sales in this segment in the United States and Canada, due to the global financial crisis that caused reduced consumer demand in this market. In Euro net sales in the United States and Canada decreased from the same period in 2008 by only 4.0 percent due to the strengthening of the U.S. dollar as compared to the Euro. During the first three months of 2009 net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world was Euro 107.1 million, comprising 21.3 percent of our total net sales in this segment compared to Euro 131.9 million during the same period in 2008, or 21.3 percent of our net sales. The decrease of Euro 24.9 million in the first three months of 2009 compared to the same period in 2008 constituted an 18.8 percent decrease in this segment in the rest of the world due to the global financial crisis that caused reduced consumer demand in this market.

        During the first three months of 2009, net sales in our retail distribution segment in the United States and Canada comprised 84.5 percent of our total net sales in this segment as compared to 83.8 percent of our total net sales for the same period in 2008. In U.S. dollars, retail net sales in the United States and Canada decreased by 8.7 percent to U.S. $892.8 million for the first three months of 2009 from U.S. $977.5 million for the same period in 2008. In Euro retail net sales in the United States and Canada increased by 5.0 percent to Euro 685.3 million in the first three months of 2009 from Euro 652.7 million for the same period in 2008 mainly due to the strengthening of the U.S. dollar compared to the Euro, which resulted in U.S. dollar appreciation on a significant portion of the retail business generated in U.S. dollars. During the first three months of 2009, net sales in the retail segment in the rest of the world (excluding the United States and Canada) comprised 15.5 percent of our total net sales in the retail distribution segment and constituted a slight decrease of 0.8 percent to Euro 125.4 million for the first three months of 2009 from Euro 126.4 million for the same period in 2008.

        Cost of Sales.    Cost of sales decreased by Euro 20.6 million, or 4.3 percent, to Euro 452.0 million for the first three months of 2009 from Euro 472.6 million for the same period in 2008, primarily attributable to our overall sales decrease. As a percentage of net sales, cost of sales increased to 34.4 percent for the first three months of 2009, as compared to 33.8 percent for the same period in 2008, mainly due to the impact of fixed costs on declining volumes. In the first three months of 2009, the average number of frames produced daily in our facilities decreased to approximately 186,200, as compared to 221,000 for the same period in 2008, which was attributable to decreased production in both the Italian and Chinese manufacturing facilities because of the overall decrease in demand.

        Gross Profit.    Our gross profit decreased by Euro 65.8 million, or 7.1 percent, to Euro 860.3 million for the first three months of 2009 from Euro 926.1 million for the same period in 2008. As a percentage of net sales, gross profit decreased to 65.6 percent for the first three months of 2009 from 66.2 percent for the same period in 2008, due to the factors noted above for cost of sales.

        Operating Expenses.    Total operating expenses decreased by Euro 15.5 million, or 2.2 percent, to Euro 703.6 million for the first three months of 2009 from Euro 719.1 million for the same period in 2008.

As a percentage of net sales, operating expenses increased to 53.6 percent for the first three months of 2009 from 51.4 percent for the same period in 2008 primarily due to the increase of selling expenses in the retail distribution segment, mainly driven by occupancy and other fixed costs.

        Selling and advertising expenses (including royalty expenses) decreased by Euro 7.3 million, or 1.3 percent, to Euro 553.6 million for the first three months of 2009 from Euro 560.9 million for the same period in 2008, primarily due to the decreases in advertising expenses of Euro 13.8 million and in royalties expenses of Euro 9.2 million partially offset by the increase in other selling expenses of Euro 15.6 million. As a percentage of net sales, selling and advertising expenses increased to 42.2 percent for the first three months of 2009 compared to 40.1 percent for the same period in 2008 attributable to our sales decreases.

        General and administrative expenses, including intangible asset amortization, decreased by Euro 8.1 million, or 5.2 percent, to Euro 150.1 million for the first three months of 2009 from Euro 158.2 million for the same period in 2008. The decrease in general and administrative expenses is mainly due to compensation expenses associated with our stock option plans. As a percentage of net sales, general and administrative expenses remained nearly the same at 11.4 percent for the first three months of 2009 compared to 11.3 percent for the same period in 2008.

        Income from Operations.    For the reasons described above, income from operations decreased by Euro 50.4 million, or 24.3 percent, to Euro 156.7 million for the first three months of 2009 from Euro 207.1 million for the same period in 2008. As a percentage of net sales, income from operations decreased to 11.9 percent for the first three months of 2009 from 14.8 percent for the same period of 2008.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (28.4) million for the first three months of 2009 compared to Euro (36.6) million for the same period of 2008. Net interest expense was Euro 26.7 million for the first three months of 2009 compared to Euro 31.4 million for the same period in 2008, attributable to a decrease of interest rates on our outstanding floating interest rate indebtedness.

        Net Income.    Income before taxes decreased by Euro 42.3 million, or 24.8 percent, to Euro 128.2 million for the first three months of 2009 from Euro 170.5 million for the same period in 2008. As a percentage of net sales, income before taxes decreased to 9.8 percent for the first three months of 2009 from 12.2 percent for the same period in 2008. Net income attributable to noncontrolling interests decreased to Euro 4.3 million for the first three months of 2009 from Euro 7.1 million for the same period in 2008. Our effective tax rate was 33.9 percent for the first three months of 2009, compared to 35.0 percent for the same period in 2008.

        Net income decreased by Euro 23.3 million, or 22.5 percent, to Euro 80.4 million for the first three months of 2009 from Euro 103.7 million for the same period in 2008 for the reasons described above. Net income as a percentage of net sales decreased to 6.1 percent for the first three months of 2009 from 7.4 percent for the same period in 2008.

        Basic earnings per share were Euro 0.18 for the first three months of 2009 as compared to Euro 0.23 for the same period in 2008. Diluted earnings per share were Euro 0.18 for the first three months of 2009 compared to Euro 0.23 for the same period in 2008.

BALANCE SHEET DISCUSSION

Our Cash Flows

        Operating Activities.    Our cash provided by operating activities was Euro 145.6 million and Euro 59.4 million for the first three months of 2009 and 2008, respectively. The Euro 86.2 million increase in the first three months of 2009 compared to the same period in 2008 was primarily attributable to better performance by the Group on all components of working capital.

        Depreciation and amortization were relatively constant at Euro 72.9 million for the first three months of 2009 compared to Euro 68.3 million for the same period in 2008. The change in deferred taxes was Euro 8.5 million for the first three months of 2009 compared to Euro (28.1) million for the same period in 2008. Non-cash stock-based compensation expenses were Euro 2.4 million for the first three months of 2009 compared to Euro 11.7 million for the same period of 2008. The decrease in the first three months of 2009 compared to the same period in 2008 in non-cash expense was primarily attributable to the change of the vesting period of certain plans that contain performance conditions. The change in accounts receivable was Euro (45.3) million for the first three months of 2009 compared to Euro (118.8) million for the same period in 2008. The change is mainly due to the improvement of the Company's days-of-sales-outstanding. The inventory change was Euro 1.5 million for the first three months of 2009, compared to Euro 13.3 million for the same period in 2008. The change in accounts payable was Euro (9.1) million for the first three months of 2009 compared to Euro (54.1) million for the same period in 2008. The difference was primarily attributable to improved timing of payments. The change in accrued expenses and other was Euro 30.1 million for the first three months of 2009 compared to Euro 16.6 million for the same period in 2008. The change in income taxes payable was Euro (0.9) million for the first three months of 2009 compared to Euro 42.1 million for the same period in 2008. The difference is mainly due to the advances for taxes paid in 2007 by certain of our Italian subsidiaries, which were higher than the actual tax payable.

        Investing Activities.    Our cash used in investing activities was Euro (54.5) million for the first three months of 2009 compared to Euro (75.0) million for the same period in 2008. The cash used in investing activities mainly consists of capital expenditures which primarily relate to the investment in both the IT for the manufacturing and wholesale distribution segment and in the opening, remodeling and relocation of stores in the retail distribution segment.

        Financing Activities.    Our cash provided by/(used in) financing activities for the first three months of 2009 and 2008 was Euro (160.1) million and Euro (53.1) million, respectively. Cash provided by/(used in) financing activities for the first three months of 2009 consisted primarily of the proceeds of Euro 536.4 million from long-term debt borrowings and Euro (608.2) million used to pay down long-term debt expiring during the first three months of 2009. Cash provided by/(used in) financing activities for the first three months of 2008 consisted primarily of the proceeds of Euro 125.0 million from long-term debt borrowings and Euro (215.2) million in cash used to repay long-term debt expiring during the first three months of 2008.

        We have relied primarily upon internally generated funds, trade credit and bank borrowings to finance our operations and expansion. So far, we have not seen a worsening of our credit conditions or any limitation on the availability of our credit facilities as a consequence of the global financial crisis. We continue to monitor how the credit crisis evolves in order to implement appropriate action plans in case needed.

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by us and certain of our subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries' agreements require a guarantee from Luxottica

Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. We use these short-term lines of credit to satisfy our short-term cash needs.

        Our total net indebtedness was Euro 2,963.4 million as of March 31, 2009. Available additional borrowings under credit facilities as of such date were Euro 396.9 million.

        On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300.0 million of senior unsecured guaranteed notes, issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes matured on September 3, 2008 and have been re-paid in full. The Series C Notes mature on September 3, 2010. The Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by us and our subsidiary Luxottica S.r.l., the Company's wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The Notes contain certain financial and operating covenants. As of March 31, 2009, we were in compliance with all of the applicable covenants, including calculations of financial covenants.

        On June 3, 2004, we and our subsidiary U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available borrowings, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2008, we exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A is a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of our existing debt as it matures. Tranche B is a term loan of U.S. $325.0 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole National. Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a revolving credit facility of Euro 725.0 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and re-borrowed with all outstanding balances maturing in March 2013. On March 31, 2009, Euro 685.0 million had been drawn from Tranche C by Luxottica Group S.p.A. We can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on March 31, 2009 was 2.175 percent for Tranche A, 1.704 percent for Tranche B and 1.573 percent on Tranche C amounts borrowed in Euro. This credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of March 31, 2009. As of March 31, 2009, Euro 975.1 million was borrowed under this credit facility.

        In June 2005, we entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405.0 million with various banks which began to decrease by Euro 45.0 million every three months beginning on June 3, 2007 ("Club Deal Swaps"). These Club Deal Swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.61 percent per annum.

        During the fourth quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These Tranche B Swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum.

        To finance the acquisition of Oakley, on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a Term Loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The Company exercised the first option to extend the final maturity of the Facility of one year to October 12, 2013. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1.0 billion, borrowed by U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500.0 million, borrowed by Luxottica Group. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time.

        The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on our ratio of net debt to EBITDA, except for the period between the date of the first utilization date and the calculation of the covenants for the first six months of 2008, for which the spread is fixed to 40 basis points. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.35 percent (1.51 percent for Facility D and 1.67 percent for Facility E on March 31, 2009). The final maturity of the credit facility is October 12, 2013. This credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of March 31, 2009. U.S. $1.5 billion was borrowed under this credit facility as of March 31, 2009.

        During the fourth quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial amount of U.S. $500.0 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum.

        During the fourth quarter of 2008 and January 2009, we entered into fourteen interest rate swap transactions with an aggregate initial amount of U.S. $700.0 million with various banks which begin to decrease by U.S.$ 50.0 million every three months beginning on April 12, 2011 ("Tranche D Swaps") which matches the scheduled maturity of the hedged debt. These swaps will expire on October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.423 percent per annum

        On April 29, 2008, we and our subsidiary U.S. Holdings entered into an amendment and transfer agreement to the U.S. $500.0 million short-term bridge loan facility previously entered into to finance the Oakley acquisition. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500.0 million to U.S. $150.0 million, effective on July 1, 2008, and provided for a final maturity date that is 18 months from the effective date of the agreement. From July 1, 2008, interest accrues at LIBOR (as defined in the agreement) plus 0.60 percent (1.097 percent as of March 31, 2009). As of March 31, 2009, U.S. $150.0 million was borrowed under this facility.

        In April 2008, we entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility is an 18-month revolving credit facility that provides borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 0.375 percent (1.822 percent as of March 31, 2009). We can select interest periods of one, three or six months. The final maturity of the credit facility is October 8, 2009. As of March 31, 2009, Euro 150.0 million was borrowed under this facility. In June 2009, we renegotiated the 18 month Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro dated April 9, 2008. The new facility consists of a 2 year unsecured credit facility that is a revolving loan that provides borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. We can select interest periods of one, three or six months.

        On May 29, 2008, we entered into a Euro 250.0 million revolving credit facility, guaranteed by our subsidiary, U.S. Holdings, with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility will require repayment of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, and a repayment of Euro 40.0 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.91 percent as of March 31, 2009). As of March 31, 2009, Euro 250.0 million was borrowed under this credit facility.

        On July 1, 2008 our subsidiary U.S. Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). The principal amounts of Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility which expired July 1, 2008. In addition, we extended the amended Bridge Loan of U.S. $150 million for an additional 18 months starting from July 1, 2008.

RECENT DEVELOPMENTS AND OTHER EVENTS

        In June 2009, we renegotiated our 18 month Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro dated April 9, 2008. The new facility is a 2 year unsecured credit facility that is a revolving loan that provides borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. We can select interest periods of one, three or six months.

        On May 27, 2009, we entered into an agreement with Multiopticas Internacional S.L., a company that currently owns over 390 eyewear stores operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia, pursuant to which Luxottica will acquire a 40 percent participation in Multiopticas Internacional. Under the terms of the agreement, which is expected to close around the end of June, we will have a call option for the remaining 60 percent of Multiopticas Internacional. The call option will be exercisable by us between 2012 and 2014 at a price to be determined on the basis of Multiopticas' consolidated sales and EBITDA values at the time of the exercise.

        Pursuant to the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted certain of our key employees 1,435,600 rights to receive ordinary shares ("PSP 2009").

        On the same day the Board of Directors authorized the reassignment of new options to employees who are currently beneficiaries of the stock option grants approved in 2006 and 2007 whose exercise price, considering present market conditions and the financial crisis, was significantly higher than the present market price at such time, undermining the performance incentives that typically form the foundation of these plans. The Board of Directors therefore approved the grant of new options to the beneficiaries of the abovementioned stock option grants, which will be exercisable—conditional upon the surrender of the options granted in 2006 and/or 2007—upon vesting at an exercise price determined pursuant to the provisions of the 2001 and 2006 Stock Option Plans and, therefore, consistent with the market values of Luxottica shares on the date of grant of the new options.

        In connection with the reassignment of options to employees not domiciled in the United States:

          (1)   85 employee-beneficiaries of the 2006 and 2007 stock option grants surrendered the options previously granted to them under the abovementioned grants in order to be assigned new options granted by the Board of Directors on May 7, 2009. Each such beneficiary was assigned options granting the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the abovementioned grants, for a total amount of 2,060,000 options. The new options were granted under the 2006 stock option plan at an exercise price of Euro 13.45 per share.

          (2)   10 employee-beneficiaries of the 2006 3-year extraordinary stock option grant surrendered the options previously granted to them under the abovementioned grant in order to be assigned new options granted by the Board of Directors on May 7, 2009. Each such beneficiary was assigned options granting the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the abovementioned grant, reduced by 50%, for a total amount of 4,250,000 options. The new performance options were granted under the 2006 stock option plan at an exercise price of Euro 13.45 per share.

        The reassignment of options for employees domiciled in the U.S. was structured as a tender offer. The offer expired on June 12, 2009.

        Pursuant to the terms of the reassignment program, Luxottica accepted for cancellation options to purchase 3,725,000 ordinary shares, representing approximately 99.6% of the shares underlying all eligible options held by U.S. employees. Of this amount, 825,000 shares were subject to options issued under the 2006 and 2007 stock option grants, while 2,900,000 shares were subject to options issued under the 2006 3-year extraordinary performance stock option grant. Pursuant to the terms and conditions of the reassignment program, on June 12, 2009, Luxottica issued new options to purchase an aggregate of 2,275,000 ordinary shares to U.S. employees who properly tendered eligible options, consisting of options issued under the Luxottica 2001 Stock Option Plan to purchase an aggregate of 825,000 ordinary shares and new performance options issued under the Luxottica 2006 Stock Option Plan to purchase an aggregate of 1,450,000 ordinary shares.

        The new options issued under the Luxottica 2001 Stock Option Plan have an exercise price of Euro 15.03 per share. The new performance options issued under the Luxottica 2006 Stock Option Plan have an exercise price of Euro 15.11 per share.

        On June 25, 2008, our subsidiary Ray Ban Indian Holdings Inc., which owns approximately 70.5 percent of RayBan Sun Optics India Limited, a company listed on the Bombay Stock Exchange, proposed to make a voluntary delisting offer to the public stockholders of RayBan Sun Optics India Limited pursuant to the SEBI (delisting of securities) Guidelines 2003. On July 25, 2008 the Ray Ban Sun Optics India Limited stockholders' meeting approved the delisting offer. During the bid period, the stockholders tendered 2,521,841 shares, and Ray Ban Indian Holdings Inc. reached the required quota for the delisting. On August 26, 2008 the exit price of Rs 140 was determined and on September 11, 2008, the last day for tendering shares, an additional number of 1,813,872 tendered shares were exchanged. During 2009 the Company continued its tendered offer for the remaining outstanding shares. As of March 31, 2009 the Company has acquired an additional 929,218 shares. As a result, Ray Ban Indian Holdings Inc. owns approximately 92.0 percent of RayBan Sun Optics India Limited. However, the Company continued the tendered offer until May 20, 2009 and upon transfer of the remaining tendered shares Ray Ban Indian Holdings Inc. will own 93.3 percent of the equity shares of RayBan Sun Optics India Limited.

        On April 9, 2009, Donna Karan International Inc. agreed to a five-year extension through December 2014, with an option for a further five-year extension, of its license agreement for the design, manufacture and worldwide distribution of prescription frames and sunglasses under the Donna Karan and DKNY brands.

        On January 30, 2009, Salvatore Ferragamo Italia S.p.A., which controls Gruppo Ferragamo, agreed to a three-year extension through December 2011, with an option for a further two-year extension, of its license agreement with us for the design, manufacture and the worldwide distribution of prescription frames and sunglasses under the Salvatore Ferragamo brand.

        On January 28, 2009, we entered into a new six-year license agreement, with an option for a four-year extension, with Tory Burch LLC for the design, manufacture and worldwide distribution of prescription frames and sunglasses under Tory Burch and TT, two emerging American fashion and lifestyle brands. The first collection is expected to launch in fall 2009.

        We and our subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on our business, financial position or operating results. See Item 3—"Key Information—Risk Factors" in our annual report on Form 20-F for our fiscal year ended December 31, 2008.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the poor current global economic conditions on our business, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

        The officer responsible for preparing the company's financial reports, Enrico Cavatorta, declares pursuant to paragraph 2 of Article 1b-4bis of the Consolidated Law on Finance that the accounting information contained in this report corresponds to our document results, books and accounting records.

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH
HAAR - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SPZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA
LISBOA - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
URTENEN, SCHÖNBÜHL - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 SUNGLASS HUT (UK) LIMITED
LONDON - UK

 OAKLEY ICON LIMITED
DUBLIN - IRELAND
Luxottica ExTrA Limited
DUBLIN - IRELAND

 LUXOTTICA TRADING AND FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

 LUXOTTICA VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

 AVANT-GARDE OPTICS, LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA U.S. HOLDINGS CORP.
PORT WASHINGTON - NEW YORK (USA)

 COLE VISION CORPORATION
MASON - OHIO (USA)

 PEARLE VISION, INC
MASON - OHIO (USA)

 LENSCRAFTERS, INC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 LUXOTTICA NORTH AMERICA DISTRIBUTION LLC
MASON - OHIO (USA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA CANADA INC
TORONTO - ONTARIO (CANADA)

 LUXOTTICA RETAIL CANADA INC.
TORONTO - ONTARIO (CANADA)	LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA DO BRASIL LTDA
SÃO PAULO - BRASIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

 RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

 SPV ZETA OPTICAL COMMERCIAL AND TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
By: /s/ ENRICO CAVATORTA
Dated: June 26, 2009	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

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